                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                           (AMENDMENT NO. _________)*

                            VADDA ENERGY CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    91873M104
                                 (CUSIP Number)

                              Anita G. Blankenship
                                  Sole Trustee
                               The Moarmoff Trust
                             2205 Timbercreek Trail
                               Flower Mound, Texas
                                      75028
                                 (972) 539 1514
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                                Baker & McKenzie
                                Lawrence Mandala
                            2300 Trammell Crow Center
                                2001 Ross Avenue
                               Dallas, Texas 75201
                                 (214) 978-3000

                                  July 18, 2003
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 918-73M-104

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Anita G. Blankenship
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     United States
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           8,500,000
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    8,500,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,500,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     81.46%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

CUSIP NO. 918-73M-104

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Moarmoff Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Indiana
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           8,500,000
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    8,500,000
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,500,000
--------------------------------------------------------------------------------
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     81.46%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     OO
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND ISSUER

         This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.001 per share, of Vadda Energy Corporation, a Florida corporation ("Issuer"). Prior to September 2, 2003 the name of the Issuer was Biometric Verification Holdings, Inc. and prior to November 10, 2000 the name of the Issuer was Full Power Group, Inc. (SEC File No. 000-28171) The principal executive offices of Issuer are located at 1660 S. Stemmons Freeway, Suite 440, Lewisville, Texas 75067.

ITEM 2.           IDENTITY AND BACKGROUND

         (a) Name of Persons Filing:
             -----------------------

                  The Moarmoff Trust, an Indiana irrevocable trust, ("Trust") Anita G. Blankenship, Trustee ("Trustee")

         (b) Address of Principal Business Office or, if none, Residence:
             ------------------------------------------------------------

                  The principal business address of each of the reporting persons is:

                  2205 Timbercreek Trail
                  Flower Mound, Texas 75028

         (c) Principal occupation, employment:
             ---------------------------------

                  Trust is an Indiana irrevocable trust engaged in engaged in the business of holding funds and making investments as a fiduciary for the benefit of the trust beneficiaries.

                  Trustee is the sole trustee of the Trust and is President of Mieka Corporation, 1660 S. Stemmons Freeway, Suite 440,Lewisville, Texas 75067.

         (d) Criminal Proceedings:
             ---------------------

                  Neither Trust nor Trustee is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

         (e) Civil Proceedings:
             ------------------

                  Neither Trust nor Trustee is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

         (f) Citizenship:
             ------------

                  Trustee is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As described in response to Item 4, the 8,500,000 shares (the "Shares") of Issuer common stock to which this Statement relates were acquired by Trust in exchange for (i) 1,500,000 shares of common stock of Mieka Corporation that were held by Trust among its existing portfolio assets and (ii) $1000 in cash that Trust took out of its working capital.

ITEM 4.           PURPOSE OF TRANSACTION

         Trust acquired the Shares (the "Acquisition") pursuant to a Common Stock Exchange Agreement, dated July 18, 2003, between Trust and Issuer and a Common Stock Purchase Agreement, dated July 18, 2003, between Trust and APMSAFE.com, Inc. ("APMSAFE"), the controlling shareholder of Issuer. As a result of the Acquisition: (i) Trust acquired 2,511,994 shares of newly issued Common Stock from the Issuer and acquired from APMSAFE 5,988,006 shares of Common Stock of the Issuer, (ii) Trust became the controlling shareholder of the Issuer, holding 81.46% of the issued and outstanding Common Stock and (iii) the Issuer became the owner of 15% of the outstanding common stock of Mieka Corporation. Members of the Board of Directors of the Issuer tendered resignations and were replaced by designees appointed by the Trust at the closing of the Acquisition. Subsequently, the Issuer's name was changed from Biometric Verification Holdings, Inc. to Vadda Energy Corporation and its intended business was changed to oil and gas exploration. Issuer has a class of equity securities eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act, and the Trust intends that Issuer apply for such termination.

         Other than as described above neither Trust nor Trustee currently have plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Trust and Trustee reserve the right to develop such plans).

         Trust will continually evaluate the business, financial condition and prospects of Issuer, the market price of its common stock, its return on investment, alternative investments and conditions in the economy and in the industry in which Issuer is engaged, with a view toward determining whether to hold, decrease or increase its investment in Issuer common stock. From time to time on or after the date of this Schedule 13D, based upon such evaluation, Trust may sell all or a portion of its shares of Issuer common stock, or may purchase additional shares of such common stock, at varying prices in the open market, in privately negotiated transactions and/or in other transactions.

         References to, and descriptions of, the Common Stock Exchange Agreement and the Common Stock Purchase Agreement as set forth herein are qualified in their entirety by reference to the copy of such agreements included as an Exhibits to this Statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         As of the closing of the Acquisition on July 18, 2003, there were approximately 10,435,000 shares of Common Stock of Issuer issued and outstanding.

         (a)-(b) Pursuant to the Common Stock Exchange Agreement and Common Stock Purchase Agreement the Trust acquired the 8,500,000 Shares, which constitute 81.46% of the issued and outstanding shares of Common Stock (based on the number of shares of Issuer Common Stock outstanding subsequent to the Acquisition on July 18, 2003). The Trustee also beneficially owns these 8,500,000 Shares owned by the Trust. Neither Trust nor Trustee beneficially own any other shares of Common Stock of the Issuer. Each of the Trust and the Trustee share the power to vote and dispose of (or to direct the vote or disposition of) these Shares.

         (c) No transactions in Issuer Common Stock have been engaged in by Trust or Trustee since the date of the Acquisition.

          (d) To the knowledge of Trust and Trustee, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer deemed to be beneficially owned by them.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Common Stock Exchange Agreement and the Common Stock Purchase Agreement to the knowledge of Trust and of Trustee there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS

EXHIBIT NO.                  DESCRIPTION

1.       Consent to Joint Filing of Schedule 13D

2. Common Stock Exchange Agreement, dated as of July 18, 2003, by and among The Moarmoff Trust and Biometric Verification Holdings, Inc., a Florida corporation.

3. Common Stock Purchase Agreement, dated as of July 18, 2003, by and among The Moarmoff Trust and APMSAFE.com, Inc., a Nevada corporation.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 1, 2003                        /s/ Anita G.Blankenship
                                             ---------------------------
                                             Anita G.Blankenship


                                             The Moarmoff Trust


                                             By: /s/ Anita G.Blankenship
                                                 -------------------------------
                                                 Name: Anita G. Blankenship
                                                 Title: Sole Trustee

                                  EXHIBIT INDEX


EXHIBIT NO.                     DESCRIPTION

1.                Consent to Joint Filing of Schedule 13D

2. Common Stock Exchange Agreement, dated as of July 18, 2003, by and among The Moarmoff Trust and Biometric Verification Holdings, Inc., a Florida corporation.

3. Common Stock Purchase Agreement, dated as of July 18, 2003, by and among The Moarmoff Trust and APMSAFE.com, Inc., a Nevada corporation.

                                  Exhibit No. 1

                     Consent to Joint Filing of Schedule 13D

Pursuant to Rule 13d-1(k)(1)(iii) of the Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13D is, and any future amendments thereto may be, filed on behalf of each of them.




Date: October 1, 2003                        /s/ Anita G. Blankenship
                                             -------------------------------
                                             Anita G. Blankenship


                                             The Moarmoff Trust


                                             By: /s/ Anita G. Blankenship
                                                 ---------------------------
                                                 Name: Anita G. Blankenship
                                                 Title: Sole Trustee

                                  Exhibit No. 2


THE COMMON STOCK TO BE ISSUED PURSUANT TO THIS AGREEMENT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THE COMMON STOCK ISSUED PURSUANT HERETO MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS THE SECURITIES ARE REGISTERED UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

                         COMMON STOCK EXCHANGE AGREEMENT

         This Common Stock Exchange Agreement (" Agreement"), dated July 18, 2003, is made by, and between, Biometric Verification Holdings, Inc., a Florida corporation, located at 95 North Arroyo Parkway, Pasadena, California 91103 and at 4155 East Jewell Avenue, Suite 801, Denver, Colorado 80222 ("BVHI") and The Moarmoff Trust, an Indiana irrevocable trust, with its main offices located at 2205 Timbercreek Trail Flower Mound, TX 75028 ("Trust").

                                    AGREEMENT
                                    ---------

         NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

         1. SALE AND EXCHANGE OF SHARES; CLOSING CONDITIONS AND DELIVERIES. On the Closing Date as defined in Section 5 hereof:

                  (a) BVHI SHARES. BVHI shall issue to Trust Two Million Five Hundred Eleven Thousand, Nine Hundred Ninety-Four (2,511,994) shares of BVHI's restricted Common Stock ("BVHI Shares"). Upon issuance in accordance with the terms of this Agreement, the BVHI Shares shall be fully paid, duly issued, and non-assessable.

                  (b) MC SHARES. Trust shall transfer to BVHI One Million Five Hundred Thousand (1,500,000) shares of the restricted Common Stock of Mieka Corporation, a Delaware corporation, held by Trust, which shall constitute approximately fifteen percent (15%) of the then-issued and outstanding stock of Mieka Corporation (" MC Shares"). Upon transfer in accordance with the terms of this Agreement, the MC Shares shall be fully paid and non-assessable.

                  (c) CONDITIONS TO CLOSING BY TRUST. The obligation of the Trust to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

                  (i) the parties thereto shall have executed and delivered that certain Common Stock Purchase Agreement, dated the date hereof, by and between the Trust and APMSAFE.com, as Seller ( the "Common Stock Purchase Agreement") and the transactions contemplated by the Common Stock Purchase Agreement shall have closed or be closing simultaneously with the Closing of the transactions contemplated by this Agreement;

                  (ii) the Trust shall have received the resignations, effective as of the Closing, of each director and officer of BVHI other than those whom the Trust shall have specified in writing at least one business day prior to the Closing; and

                  (iii) the representations and warranties of BVHI set forth in this Agreement shall be true and correct in all material respects at and as of the Closing Date, BVHI shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, BVHI shall have procured any third party consents necessary to consummate the transactions contemplated hereby and BVHI shall have delivered to the Trust an officer's certificate, executed by the President of BVHI, certifying as to the foregoing.

                  (d) CONDITIONS TO CLOSING BY BVHI. The obligation of BVHI to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

                  (i) the parties thereto shall have executed and delivered the Common Stock Purchase Agreement and the transactions contemplated by the Common Stock Purchase Agreement shall have closed or be closing simultaneously with the Closing of the transactions contemplated by this Agreement; and

                  (ii) the representations and warranties of the Trust set forth in this Agreement shall be true and correct in all material respects at and as of the Closing Date, the Trust shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, the Trust shall have procured any third party consents necessary to consummate the transactions contemplated hereby and the Trust shall have delivered to BVHI a certificate, executed by the trustee of the Trust, certifying as to the foregoing.

                  (e) CLOSING DELIVERIES. At the Closing BVHI will deliver to the Trust the officers certificate referred to above and stock certificates representing the 2,511,994 BVHI Shares. At the Closing the Trust will deliver to BVHI the trustees certificate referred to above and stock certificates representing 1,500,000 MC Shares, duly endorsed in blank or accompanied by duly executed stock powers.

         2. TRUST REPRESENTATIONS AND WARRANTIES. In order to induce BVHI to accept this Agreement, Trust hereby represents and warrants to BVHI, as follows:

                  (a) LEGAL AUTHORITY. Trust has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Trust, enforceable in accordance with its terms and conditions. The Trust need not give any notice to, make any filing with, or obtain any authorization, consent, permit or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement. As of the Closing all consents, permits or approvals of any third parties, if any, necessary in order to consummate the transactions contemplated by this Agreement shall have been obtained.

                  (b) NONCONTRAVENTION. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (A) conflict with or violate the terms of any certificate of trust, trust agreement or other instrument governing the Trust; (B) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Trust is subject or (C) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Trust is a party or by which it is bound or to which any of Trusts' assets are subject.

                  (c) TRUST INTENT. The Trust is acquiring the BVHI Shares solely for the Trust's own account as principal, for investment purposes only and not with a view to the resale or distribution thereof, in whole or in part, and the Trust currently intends to hold the BVHI Shares as an investment.

                  (d) ACCREDITED INVESTOR. Trust has the financial ability to bear the economic risk of an investment in the BVHI Shares, has adequate means of providing for the Trust's current needs and contingencies, has no need for liquidity in such investment and could afford a complete loss of such investment. With respect to the investment made under this Agreement, Trust is an "Accredited Investor" as such term is defined in Regulation D promulgated under the Securities Act of 1933, as amended ("Act").

                  (e) OPPORTUNITY TO INVESTIGATE. Trust and Trust's professional advisors have been given a full opportunity to ask questions of and to receive answers from the officers, agents and representatives of BVHI concerning BVHI's financial condition, BVHI's corporate history and status, and such other information as Trust or Trust's professional advisors have requested in order to evaluate this transaction, and all such questions have been answered to the full satisfaction of Trust.

                  (f) REVIEWED MERITS WITH PROFESSIONAL ADVISORS. Trust has reviewed the merits of an investment in the BVHI Shares with its tax advisor and legal counsel to the extent deemed advisable by Trust.

                  (g) ACKNOWLEDGMENT OF RISKS. Trust acknowledges and understands that (i) BVHI is not currently operating, has never generated any profit, and has no significant assets. As of the Closing Date, BVHI's only significant asset will be the MC Shares. Additionally, BVHI intends to enter into a very competitive field, and expects to encounter competition from other companies which have substantially more resources and experience, and are better known, than BVHI; (ii) the aggregate number of capital shares sold by BVHI, from time to time, and the price at which such shares are sold, will be determined by the Board of Directors of BVHI, in its discretion, giving consideration to the needs of BVHI to obtain financing, and there can be no assurances that BVHI will not sell capital shares in the future at a lower per-share price; (iii) BVHI will require additional financing in the future, has no commitments for such financing at this time and no assurances can be given that BVHI will be able to obtain such financing, on terms acceptable to BVHI, at the time it is required. Furthermore, BVHI intends to raise the additional required capital through the sale of its common stock and there can be no assurance that BVHI will be able to do so at a favorable price or at all; and (iv) in purchasing the BVHI Shares, Trust is making a highly speculative and risky investment and Trust may lose Trust's entire investment in BVHI.

                  (h) SHARES NOT REGISTERED. Trust understands that the BVHI Shares have not been registered under the Act, or the securities laws of any state, in reliance upon specific exemptions from registration thereunder, and the Trust agrees that the BVHI Shares, which are being acquired pursuant to this Agreement, may not be sold, offered for sale, transferred, pledged, hypothecated or otherwise disposed of except pursuant to a registration in compliance with the Act and applicable state securities laws, pursuant to Rule 144 promulgated under the Act and similar provisions under applicable state securities laws, or pursuant to an exemption from registration.

                  (i) NO FEDERAL OR STATE ENDORSEMENT. Trust understands that no federal or state agency has made any finding or determination as to the fairness of an investment in, or any recommendation or endorsement of, the BVHI Shares.

                  (j) INDEPENDENT INVESTIGATION. In making its decision to purchase the BVHI Shares, Trust has relied solely upon independent investigations made by it or by its professional advisors and information received from BVHI. Trust has received no representation or warranty from BVHI or any of its affiliates, employees or agents, except as expressly set forth herein.

                  (k) LEGAL STATUS OF TRUST. Trust is an irrevocable Indiana trust, which is duly organized and validly existing under the laws of the State of Indiana and is in good standing with the State of Indiana. Trust was formed on January 3, 1996. The Trustee of the Trust is Anita G. Blankenship.

                  (l) LITIGATION; CLAIMS. Trust is aware of no pending or threatened litigation, material claim, or governmental proceeding against it.

                  (m) CORPORATE STATUS AND CAPITALIZATION OF MIEKA CORPORATION. Mieka Corporation is a Delaware corporation which is duly organized and validly existing under the laws of the State of Delaware and is in good standing with the State of Delaware. Mieka Corporation was incorporated on May 16, 2001.

                  Mieka Corporation is authorized to issue Twenty-Five Million (25,000,000) shares of Common Stock with a par value of $0.001 per share. There is no authorized preferred stock. There are no outstanding options, warrants, or other rights to acquire shares of Mieka Common Stock and there are no preemptive rights. There is no existing commitment, either actual or contingent, to issue additional shares of the Common Stock of Mieka Corporation to any person. As of the date of this Agreement, there are Ten Million (10,000,000) shares of Common Stock which are issued and outstanding. All of such shares are held by the Trust. The Trust holds the MC Shares, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), taxes, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. The Trust is not party to any option, warrant, purchase right, or other contract or commitment that could require The Trust to sell, transfer, or otherwise dispose of the MC Shares other than this Agreement. The Trust is not party to any voting trust, proxy, or other agreement or understanding with respect to the voting of the MC Shares. Upon delivery of the MC Shares hereunder to BVHI, BVHI will be the absolute owner of the MC Shares, free, clear, and discharged of and from any and all liens and encumbrances.

                  (n) FINANCIAL CONDITION OF MIEKA CORPORATION. A copy of the unaudited financial statement of Mieka Corporation as of May 31, 2002, prepared by Mayrath & Company, is attached hereto as Exhibit "A." Such financial statement fully and fairly represents the financial condition of Mieka Corporation as of that date and there have been no material adverse changes to the financial condition of Mieka Corporation since May 31, 2002.

                  (o) TAX LIABILITIES AND IMPROPER PAYMENTS OR ALLOCATIONS. To the best of Trust's knowledge, Mieka Corporation has no material liability for unpaid federal, state, local, or foreign taxes and penalties, interest, and additions to tax.

                  Mieka Corporation has filed all federal, state, local, and foreign tax returns required to be filed by it and a true and correct copy of each such return which was filed during the past two (2) years has been made available to BVHI for review. Furthermore, Trust has paid all taxes, assessments, and other governmental charges payable by it, or levied upon it or its properties, assets, or income, which are, or are claimed to be, due and payable.

                  To the best of Trust's knowledge, Mieka Corporation has made no payment to any person or entity which was unlawful or which was made for any unlawful purpose, including, without limitation, any unlawful contribution, gift, entertainment, or other expense relating to political activity, any unlawful payment to foreign or domestic government officials of employees, or to foreign or domestic political parties or campaigns, which violates any provision of the Foreign Corrupt Practices Act of 1977, as amended, or which constitutes a bribe, rebate, payoff, influence payment, kickback, or other unlawful payment. Trust has not established or maintained any unlawful or unrecorded fund of corporate monies or other assets or made any false or fictitious entry on the books or records of Trust.

                  (q) BUSINESS OPERATIONS. Mieka Corporation is duly authorized and legally qualified to carry out its current business operations in each state in which it is engaging in any business activity.

                  Mieka Corporation has not contributed to, or participated in, any pension, profit-sharing, option, or other type of incentive plan or Employee Benefit Plan. Mieka Corporation has no obligation or arrangement with any employee, officer, director, or shareholder or with any relative or affiliate of any employee, officer, director, or shareholder for the payment of any bonus, incentive compensation, severance pay, insurance, rent, license fees, consulting fees, or any other benefit.

                  (r) ACCURACY AND SURVIVAL OF REPRESENTATIONS. Each representation and warranty of Trust contained herein and all information furnished by Trust to BVHI is true, correct and complete in all respects. All representations and warranties set forth herein or in any other written statement or document delivered by Trust in connection with the transaction contemplated hereby will be true, correct and complete in all respects on and as of the date of the issuance of the BVHI Shares and the MC Shares, as if made on and as of such date and shall survive such issuance.

         3. BVHI REPRESENTATIONS AND WARRANTIES. In order to induce Trust to accept this Agreement, BVHI hereby represents and warrants to Trust, as follows:

                  (a) LEGAL AUTHORITY. BVHI has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of BVHI, enforceable in accordance with its terms and conditions. BVHI need not give any notice to, make any filing with, or obtain any authorization, consent, permit or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement. As of the Closing all consents, permits or approvals of any third parties, if any, necessary in order to consummate the transactions contemplated by this Agreement shall have been obtained.

                  (b) NONCONTRAVENTION. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (A) conflict with or violate the terms of the certificate or articles of incorporation or bylaws of BVHI or any other instrument governing BVHI; (B) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which BVHI is subject or (C) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which BVH I is a party or by which it is bound or to which any of BVHIs' assets are subject.

                  (c) BVHI INTENT. BVHI is acquiring the MC Shares solely for BVHI's own account as principal, for investment purposes only and not with a view to the resale or distribution thereof, in whole or in part, and BVHI currently intends to hold the MC Shares as an investment.

                  (d) BVHI FINANCIAL CONDITION. BVHI has the financial ability to bear the economic risk of an investment in the MC Shares, has adequate means of providing for BVHI's current needs and contingencies, has no need for liquidity in such investment and could afford a complete loss of such investment.

                  (e) OPPORTUNITY TO INVESTIGATE. BVHI and BVHI's professional advisors have been given a full opportunity to ask questions of and to receive answers from the officers, agents and representatives of Trust and Mieka Corporation concerning Mieka Corporation's financial condition, Mieka Corporation's corporate history and status, Mieka Corporation's current and planned business operations, and such other information as BVHI or BVHI's professional advisors have requested in order to evaluate this transaction, and all such questions have been answered to the full satisfaction of BVHI.

                  (f) REVIEWED MERITS WITH PROFESSIONAL ADVISORS. BVHI has reviewed the merits of the acquisition of the MC Shares with its tax advisors and legal counsel and an investment advisor to the extent deemed advisable by BVHI.

                  (g) ACKNOWLEDGMENT OF RISKS. BVHI acknowledges and understands that (i) Mieka Corporation is a relatively new business with limited operating history and limited assets and has only generated a relatively small amount of profit. Additionally, Mieka Corporation is engaged in the oil and gas exploration and production industry which is a very competitive field, and expects to encounter competition from other companies which have substantially more resources and experience, and are better known, than Mieka Corporation;
(ii) although Mieka Corporation cannot accurately predict its future operating results, it may incur losses from operations subsequent to the date hereof and extending into an indeterminable time in the future and there can be no assurances that it will ever achieve profitability; (iii) the aggregate number of capital shares sold by Mieka Corporation, from time to time, and the price at which such shares are sold, will be determined by Mieka Corporation's Board of Directors, in its discretion, giving consideration to the needs of Mieka Corporation to obtain financing, and there can be no assurances that Mieka Corporation will not sell capital shares in the future at a lower per-share price; (iv) Mieka Corporation will require additional financing in the future, has no commitments for such financing at this time and no assurances can be given that Mieka Corporation will be able to obtain such financing, on terms acceptable to Mieka Corporation, at the time it is required; and (v) in acquiring the MC Shares, BVHI is making a highly speculative and risky investment and BVHI may lose its entire investment in Mieka Corporation.

                  (h) SHARES NOT REGISTERED. BVHI understands that the MC Shares have not been registered under the Act, or the securities laws of any state, in reliance upon specific exemptions from registration thereunder, and BVHI agrees that the MC Shares, which are being acquired pursuant to this Agreement, may not be sold, offered for sale, transferred, pledged, hypothecated or otherwise disposed of except pursuant to a registration in compliance with the Act and applicable state securities laws, pursuant to Rule 144 promulgated under the Act and similar provisions under applicable state securities laws, or pursuant to an exemption from registration. There is currently no public market for the MC Shares and it is not anticipated that such a market will develop in the future.

                  (i) NO FEDERAL OR STATE ENDORSEMENT. BVHI understands that no federal or state agency has made any finding or determination as to the fairness of an acquisition of, or any recommendation or endorsement of, the MC Shares.

                  (j) INDEPENDENT INVESTIGATION. In making its decision to purchase the MC Shares, BVHI has relied solely upon the independent investigations made by it or by its professional advisors and information received from Trust. BVHI has received no representation or warranty from Trust, Mieka Corporation or any affiliate, employee or agent of Trust or Mieka Corporation, except as expressly set forth herein.

                  (k) CORPORATE STATUS. BVHI is a Florida corporation which is duly organized and validly existing under the laws of the State of Florida and is in good standing with the State of Florida. BVHI was incorporated on May 12, 1997. BVHI is a public company which is currently trading on the pink sheets. BVHI is not a reporting company.

                  (l) LITIGATION; CLAIMS. BVHI is aware of no pending or threatened litigation, material claim, or governmental proceeding against it.

                  (m) CAPITALIZATION. BVHI is authorized to issue Fifty Million (50,000,000) shares of Common Stock with a par value of $0.001 per share and Ten Million (10,000,000) shares of Preferred Stock with a par value of $0.001. There are no outstanding options, warrants, or other rights to acquire shares of Common Stock or Preferred Stock and there are no preemptive rights. Except for this Agreement, there is no existing commitment, either actual or contingent, to issue additional shares of BVHI's Common Stock or Preferred Stock to any person. As of the date of this Agreement, there are 7,923,006 shares of BVHI's Common Stock issued and outstanding of which 7,113,650 shares are held by APMSafe,com, Inc, a Nevada corporation ("APM"). Of such shares, APM is selling Five Million Nine Hundred Eighty-Eight Thousand Six (5,988,006) shares to Trust pursuant to the Common Stock Purchase Agreement. As a result of the consummation of the transactions contemplated hereby and by the Common Stock Purchase Agreement the Trust will own eighty-one point fourty-six percent (81.46%) of the outstanding Common Stock of BVHI. A true and correct list of shareholders of BVHI, as of July 18, 2003, indicating whether the shares are free-trading or restricted is attached hereto as Exhibit "B." There is no Preferred Stock issued and outstanding. Upon issuance in accordance with the terms of this Agreement, the BVHI Shares shall be duly and validly issued, fully paid and non-assessable and free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws).

                  (n) FINANCIAL CONDITION. BVHI does not have a current or accurate financial statement. However, BVHI has no existing business or operations and virtually no assets. BVHI's liabilities are covered in Section 3(o) of this Agreement.

                  (o) TAX AND OTHER LIABILITIES. BVHI has no liability of any nature, accrued or contingent, including, without limitation, liabilities for federal state, local, or foreign taxes and penalties, interest, and additions to tax ("Taxes") and liabilities to customers or suppliers. Except as otherwise expressly set forth herein, BVHI makes no representation as to any additional potential liability.

                  To the best of BVHI's knowledge, BVHI has made no payment to any person or entity which was unlawful or which was made for any unlawful purpose, including, without limitation, any unlawful contribution, gift, entertainment, or other expense relating to political activity, any unlawful payment to foreign or domestic government officials of employees, or to foreign or domestic political parties or campaigns, which violates any provision of the Foreign Corrupt Practices Act of 1977, as amended, or which constitutes a bribe, rebate, payoff, influence payment, kickback, or other unlawful payment. BVHI has not established or maintained any unlawful or unrecorded fund of corporate monies or other assets or made any false or fictitious entry on the books or records of BVHI.

                  (p) PROPERTIES AND OTHER MATERIAL ASSETS. BVHI owns no material assets or property. Nor is BVHI aware of any current obligation on its part to be performed.

                  (q) BUSINESS OPERATIONS. BVHI is not currently engaged in any business operation. When BVHI was engaged in business activity in the past, BVHI was duly authorized and legally qualified to carry out its then-current business operations in each state in which it was engaging in any business activity.

                  BVHI neither holds nor has applied for any patent, copyright, trademark or servicemark.

                  BVHI has not contributed to, or participated in, any pension, profit-sharing, option, or other type of incentive plan or Employee Benefit Plan. BVHI has no obligation or arrangement with any employee, officer, director, or shareholder or with any relative or affiliate of any employee, officer, director, or shareholder for the payment of any bonus, incentive compensation, severance pay, insurance, rent, license fees, consulting fees, or any other benefit.

                  (r) ACCURACY AND SURVIVAL OF REPRESENTATIONS. Each representation and warranty of BVHI contained herein and all information furnished by BVHI to Trust is true, correct and complete in all respects. All representations and warranties set forth herein or in any other written statement or document delivered by BVHI in connection with the transaction contemplated hereby will be true, correct and complete in all respects on and as of the date of the issuance of the BVHI Shares and the MC Shares, as if made on and as of such date and shall survive such issuance.

         4. LEGENDS AND RESTRICTIONS.

                  (a) LEGEND. Trust and BVHI understand and agree that the certificate(s) representing the BVHI Shares and the MC Shares will bear legends substantially in the following form:

         "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY AND IN GOOD FAITH SATISFACTORY TO THE ISSUER TO THE EFFECT THAT THE PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS."

                  (b) COMPLIANCE WITH APPLICABLE SECURITIES LAWS. Transfer of the BVHI Shares by Trust shall only be made in compliance with all applicable securities laws. BVHI may refuse to register any transfer of the BVHI Shares by Trust which BVHI reasonably and in good faith believes is not in compliance with the applicable securities laws. BVHI's right to do so shall survive any expiration or termination of this Agreement.

         Transfer of the MC Shares by BVHI shall only be made in compliance with all applicable securities laws. Mieka may refuse to register any transfer of the MC Shares by BVHI which Mieka reasonably and in good faith believes is not in compliance with the applicable securities laws. Mieka's right to do so shall survive any expiration or termination of this Agreement.

         5. CLOSING DATE. As used herein, the term "Closing Date" shall refer to that day which is three (3) business days after the execution and exchange of this document by the later of Trust and BVHI or such earlier or later date as the parties shall mutually agree. The Closing shall occur at the offices of Mieka Corporation, 1660 South Stemmons, Suite 440, Lewisville, Texas 75067.

         6. INDEMNITY AGAINST LIABILITIES. BVHI and Trust agree to indemnify and hold harmless each other, and their respective officers, directors, employees, counsel, and agents ("the Indemnitees") against and in respect of any and all losses, liabilities, damages, and expenses whatsoever, including legal fees, incurred in investigating, preparing, or defending against any litigation (whether or not involving a third party), commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation, as and when incurred, (i) arising out of, based upon, or in connection with any breach of any representation, warranty, covenant, or agreement contained in this Agreement; or (ii) arising out of, based upon, or in connection with any and all claims relating to the business, properties, assets, and/or operations of the indemnifying party which arose prior to the Closing.

         The indemnification provided in this Section 6 shall only apply to a claim, which is commenced or threatened within two years from the Closing Date.

         7. COVENANTS AND AGREEMENTS OF BVHI AND TRUST.

                  BVHI hereby covenants and agrees that it will perform and Trust hereby covenants and agrees that Mieka will perform, as follows:

                  (a) ACCESS TO INFORMATION. Until earlier of the Closing or the rightful abandonment or termination of this Agreement, BVHI and Mieka Corporation will each afford the officers, employees, counsel, agents, and other representatives of the other free and full access to their plants, properties, books, and records, will permit the other to make extracts from, and copies of, such books and records, and will from time to time furnish the other with additional financial and operating data and other information as to their financial condition, results of operations, businesses, properties, assets, liabilities, or future prospects as the other may reasonably request from time to time.

                  (b) CONDUCT OF BUSINESS. Until the Closing, BVHI and Mieka Corporation will each conduct their affairs so that at the Closing, no representation or warranty of such party shall be inaccurate, no covenant or agreement of such party shall be breached, and no condition of this Agreement shall remain unfulfilled by reason of the actions or omissions of such party. Until the Closing, BVHI and Mieka Corporation shall conduct its own business and operations in such manner as to preserve the status quo and, in all respects, only in the ordinary course.

                  (c) ADVICE OF CHANGES. Until the Closing Date, each party shall immediately advise the other, in a detailed written notice, of any fact or occurrence or any pending or threatened occurrence of which they become aware and which (a) (if existing and known at the date of the execution of this Agreement) would have been required to be set forth or disclosed in or pursuant to this Agreement or an exhibit to this Agreement, (b) (if existing and known at any time prior to or at the Closing) would make the performance by any party of any covenant contained in this Agreement impossible or make the performance materially more difficult than in the absence of that fact or occurrence, or (c) (if existing and known at the time of the Closing) would cause a condition to any party's obligations under this Agreement not to be fully satisfied.

                  (d) PUBLIC STATEMENTS. Until the Closing Date, before BVHI or Trust releases any information concerning this Agreement or the transactions contemplated by this Agreement which is intended for or may result in public dissemination thereof, the party seeking such dissemination shall cooperate and communicate with the other, shall furnish drafts of all documents or proposed oral statements to Trust for comment, and shall not release any information relating thereto without the written consent of the other. Nothing contained herein shall prevent BVHI or Trust from releasing any information to any governmental authority if required to do so by law.

                  (e) CAPITAL STOCK CHANGES. Prior to the Closing Date, neither Mieka Corporation nor BVHI shall make any change to its capital stock structure, including without limitation, the issuance of additional shares, options, warrants, or the like, a recapitalization, a reclassification of shares, a stock dividend, stock split, or reverse stock split of any kind, a merger, consolidation, reorganization, or business combination with any other corporation or the sale or exchange of all or substantially all of its assets.

                  (f) CONFIDENTIAL INFORMATION. Each party shall insure that all confidential information which the other or any of its respective officers, directors, employees, counsel, or agents may now possess or may hereafter create or obtain, relating to the financial condition, results of operations, business, properties, assets, liabilities, or future prospects of the other, shall not be published, disclosed, or made accessible by any of them to any other person or entity, or at any time, used by any of them for any purpose whatsoever, except for the evaluation of this transaction. However, the restrictions of this sentence shall not apply (a) as may otherwise be required by law; (b) as may be necessary or appropriate with the connection of the enforcement of this Agreement or, (c) to the extent the information shall have otherwise become publicly available.

                  (g) RESIGNATION OF DIRECTORS AND OFFICERS OF BVHI. Effective as of the Closing, each director and officer of BVHI other than those whom the Trust shall have specified in writing at least one business day prior to the Closing, shall have resigned his or her position. Promptly following the Closing, BVHI shall take all necessary corporate action such that the members of the Board of Directors will consist of those persons named by the Trust to remain and such additional members as the Trust shall specify.


         8. GENERAL PROVISIONS.

                  (a) NOTICES. Except as expressly provided herein, all notices, requests or other communications required hereunder shall be in writing and shall be given by personal delivery, international overnight courier service, or certified or registered mail, postage prepaid, return receipt requested, addressed to the respective party at the applicable address set forth herein, or to any party at such other addresses as shall be specified in writing by such party to the other parties in accordance with the terms and conditions of this Section. All notices, requests or communications shall be deemed effective upon personal delivery, or seven (7) days following deposit in the mail, or two (2) business days following deposit with any international overnight courier service.

         In order to be effective, any such Notice shall be given, as follows:

         To BVHI:           Michael Godfree
                            Biometric Verification Holdings, Inc.
                            4155 East Jewell Avenue, Suite 801
                            Denver, Colorado 80222

         To Trust:
                            Anita G.Blankenship, Trustee
                            The Moarmoff Trust
                            2205 Timbercreek Trail
                            Flower Mound, TX 75028

Notice of change of address shall be given by written notice in the manner detailed in this paragraph. Rejection or other refusal to accept or the failure to deliver due to any change of address of which no notice was given shall not affect the time at which such notice shall be deemed to have been given and shall constitute receipt of such communication.

                  (b) JURISDICTION, VENUE AND GOVERNING LAW. This Agreement is being made, and performance is to be had, in Dallas, Texas. This Agreement shall be governed by and construed and enforced in accordance with the laws of the United States of America and the State of Texas (regardless of choice of law principles of that jurisdiction or of any other jurisdiction). This Agreement shall be interpreted as if it had been jointly prepared by the parties and in the event of any ambiguity, the Agreement shall not be interpreted as if it had been prepared by any one party. Any action or proceeding arising in connection herewith shall be litigated in the state and federal courts located in County of Dallas, State of Texas, and each party hereby waives any right that such party may have to assert the doctrine of Forum Non Conveniens or to object to venue. The parties each hereby stipulate that the courts located in Dallas County, State of Texas, shall have exclusive personal jurisdiction and venue over each party for the purpose of litigating any such dispute, controversy or proceeding arising out of or related to this Agreement.

                  (c) AMENDMENTS. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, heirs and permitted assigns. This Agreement may not be altered, modified, changed or canceled, except in a writing signed by both the parties.

                  (d) VALIDITY. If any one or more of the provisions (or any part thereof) of this Agreement shall be held to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions (or any part thereof) shall not in any way be affected or impaired thereby.

                  (e) TRUST AND BVHI EACH ACKNOWLEDGE THAT THEY HAVE HAD THE OPPORTUNITY TO CONSULT WITH THE ADVISOR(S) OF THEIR OWN CHOICE AND THAT THEY HAVE FREELY AND VOLUNTARILY ENTERED INTO THIS AGREEMENT.

                  (f) TIME OF ESSENCE; COOPERATION. Time is of the essence in the performance of the obligations of the parties in connection with this Agreement. All parties shall cooperate fully in carrying out the terms of this Agreement and shall prepare and execute all documents reasonably necessary to carry out the terms of this Agreement. At any time and from time to time, each party agrees, at its expense, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the proposes of this Agreement.

                  (g) ATTORNEY'S FEES. In the event that any action or proceeding is commenced by either party hereto for the purpose of enforcing any provision of this Agreement, the successful or prevailing party shall recover reasonable attorney's fees and other costs incurred in such action or proceeding.

                  (h) BROKERAGE FEES. Each party represents that it has not engaged, utilized, or agreed to pay a broker in connection with this transaction.

                  (i) NO THIRD PARTY BENEFICIARIES. This Agreement does not create, is not intended to create, and shall not be construed to create any right enforceable by any person that is not a party to this Agreement.

                  (j) COUNTERPARTS. This Agreement may be signed in counterpart.

                  (k) BINDING EFFECT. The provisions of this Agreement shall be binding upon, and inure to the benefit of, the parties, their successors, and assigns.






                       THIS SPACE DELIBERATELY LEFT BLANK

         IN WITNESS WHEREOF, each of the parties hereby executes this Agreement of the date first set forth above.

                                          Moarmoff Trust ("Trust")


Dated: July 18, 2003                      By: /s/ Anita G.Blankenship
                                              ----------------------------------
                                              Anita G.Blankenship, Trustee

                                          Biometric Verification Holdings, Inc.
                                          ("BVHI")

Dated: July 18, 2003                      By: /s/ Michael Godfree
                                              ----------------------------------
                                              Michael Godfree, President

                                  Exhibit No. 3


THE COMMON STOCK BEING SOLD PURSUANT TO THIS AGREEMENT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THE COMMON STOCK SOLD PURSUANT HERETO MAY NOT BE RESOLD, RETRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS THE SECURITIES ARE REGISTERED UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

                         COMMON STOCK PURCHASE AGREEMENT

         This Common Stock Purchase Agreement ("Agreement"), dated July 18, 2003, is made by, and between, APMSAFE.com, Inc., a Nevada corporation, located at 95 North Arroyo Parkway, Pasadena, California 91103 ("Seller"), the Moarmoff Trust, an Indiana irrevocable Trust ("Trust"), located at 2205 Timbercreek Trail, Flower Mound, TX 75028 (the "Purchaser") and , as to the matters set forth in Section 6(b) hereof, Michael Godfree, controlling Stockholder of Seller.

                                    AGREEMENT

         NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

         1. SALE OF SHARES; DELIVERIES. In exchange for Purchaser's cash consideration and the covenants and conditions set forth herein, Seller shall sell and transfer to Purchaser Five Million Nine Hundred Eighty-Eight Thousand Six (5,988,006) shares of the restricted Common Stock of Biometric Verification Holdings, Inc. ("BVHI") held by Seller (the "Shares"). Upon transfer in accordance with the terms of this Agreement, the Shares will be fully paid and non-assessable. At the Closing, the Seller shall deliver to the Purchaser a certificate or certificates representing the Shares, duly endorsed in blank or accompanied by appropriate stock powers.

         2. PAYMENT FOR THE SHARES; PURCHASER CLOSING CONDITIONS. Prior to the date hereof, Purchaser has paid the sum of One Thousand Dollars ($1,000) to the Seller as full and complete payment for the Shares. Purchaser hereby acknowledges receipt of such payment.

         The obligation of the Purchaser to consummate the transactions to be performed by it in connection with the closing hereunder (the "Closing") is subject to satisfaction of the following conditions:

                  (i) each of the conditions to closing under that certain Common Stock Exchange Agreement, dated the date hereof, by and between the Trust and BVHI (the "Common Stock Exchange Agreement") shall have been satisfied and the parties thereto shall have executed and delivered the Common Stock Exchange Agreement and the transactions contemplated by the Common Stock Exchange Agreement shall have closed or be closing simultaneously with the Closing of the transactions contemplated by this Agreement;

                   (ii) the representations and warranties of Seller set forth in this Agreement shall be true and correct in all material respects at and as of the Closing Date, Seller shall have performed and complied with all of its covenants hereunder in all material respects through the Closing, Seller shall have procured any third party consents necessary to consummate the transactions contemplated hereby and Seller shall have delivered to Purchaser an officer's certificate, executed by the President of Seller, certifying as to the foregoing.


         3. PURCHASER REPRESENTATIONS AND WARRANTIES. In order to induce Seller to accept this Agreement, Purchaser hereby represents and warrants to Seller, as follows:

                  (a) OPPORTUNITY TO INVESTIGATE. Purchaser has been given a full opportunity to ask questions of, and to receive answers from, the officers, agents and representatives of Seller and of BVHI concerning the financial condition and the corporate history and status of BVHI and to obtain such other information that Purchaser and Purchaser's professional advisors (if any) desire in order to evaluate the purchase of the Shares. All such questions have been answered to the full satisfaction of Purchaser.

                  (b) ACKNOWLEDGMENT OF RISKS. Purchaser acknowledges and understands that BVHI is not currently operating, that BVHI has no assets, that in purchasing the Shares, Purchaser is making a highly speculative and risky investment, and that Purchaser may lose its entire investment in BVHI.

                  (c) SHARES NOT REGISTERED. Purchaser understands that the Shares have not been registered under the Act, or the securities laws of any state, and the Purchaser agrees that the Shares, which are being acquired pursuant to this Agreement, may not be sold, offered for sale, transferred, pledged, hypothecated or otherwise disposed of except pursuant to a registration in compliance with the Act and applicable state securities laws, pursuant to Rule 144 promulgated under the Act and similar provisions under applicable state securities laws, or pursuant to an exemption from registration.

                  (d) MAJORITY SHAREHOLDER. Purchaser understands that Seller is the current majority shareholder in BVHI, owning eighty-nine point seven-eight percent (89.78%) of BVHI's issued and outstanding stock.

                  (e) INDEPENDENT INVESTIGATION. In making Purchaser's decision to purchase the Shares, Purchaser has relied solely upon independent investigations made by Purchaser and by Purchaser's professional advisors. Purchaser has received no representation or warranty from Seller, BVHI, or any of the affiliates, employees or agents of either of Seller or BVHI, except as expressly set forth herein.

                  (f) LEGAL AUTHORITY. Purchaser has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Purchaser, enforceable in accordance with its terms and conditions. The Purchaser need not give any notice to, make any filing with, or obtain any authorization, consent, permit or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement. As of the Closing all consents, permits or approvals of any third parties, if any, necessary in order to consummate the transactions contemplated by this Agreement shall have been obtained.

                  (g) NONCONTRAVENTION. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (A) conflict with or violate the terms of any certificate of trust, trust agreement or other instrument governing the Purchaser; (B) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Purchaser is subject or (C) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Purchaser is a party or by which it is bound or to which any of its assets are subject.

                  (h) ACCURACY AND SURVIVAL OF REPRESENTATIONS. Each representation and warranty of Purchaser contained herein and all information furnished by Purchaser to Seller is true, correct and complete in all respects. All representations and warranties set forth above will be true, correct and complete in all respects on and as of the date of the transfer of the Shares by Seller to Purchaser, as if made on and as of such date and shall survive such transfer.

         4. SELLER REPRESENTATIONS AND WARRANTIES. In order to induce Purchaser to accept this Agreement, Seller hereby represents and warrants to Purchaser, as follows:

                  (a) LEGAL AUTHORITY. Seller has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Seller, enforceable in accordance with its terms and conditions. The Seller need not give any notice to, make any filing with, or obtain any authorization, consent, permit or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement including the transfer and sale of the Shares. As of the Closing all consents, permits or approvals of any third parties, if any, necessary in order to consummate the transactions contemplated by this Agreement shall have been obtained.

                  (b) NONCONTRAVENTION. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby including the transfer and sale of the Shares, will (A) conflict with or violate the terms of the certificate or articles of incorporation or bylaws of Seller or any other instrument governing Seller; (B) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Seller is subject or (C) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Seller is a party or by which it is bound or to which any of its assets are subject.

                  (c) STOCK OWNERSHIP INFORMATION. BVHI is a Florida corporation which was formed on May 12, 1997. There are Fifty Million (50,000,000) shares of Common Stock authorized and Ten Million (10,000,000) shares of Preferred Stock authorized. Each share of authorized stock has a par value of $0.001. There are 7,923,006 shares of BVHI Common Stock issued and outstanding of which 7,113,650 shares are held by Seller. There is no Preferred Stock issued and outstanding. There are no outstanding options, warrants, or other rights to acquire shares of Common Stock or shares of Preferred Stock and there are no preemptive rights. BVHI is issuing an additional 2,511,994 shares of its Common Stock to Purchaser pursuant to the Common Stock Exchange Agreement. Except for the issuance pursuant to the Common Stock Exchange Agreement, there is no existing commitment, either actual or contingent, to issue additional shares of the Common or Preferred Stock of BVHI to any person. Seller holds the Shares, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), taxes, security interests, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. Seller is not party to any option, warrant, purchase right, or other contract or commitment that could require Seller to sell, transfer, or otherwise dispose of the Shares other than this Agreement. Seller is not party to any voting trust, proxy, or other agreement or understanding with respect to the voting of the Shares. Upon delivery of the Shares hereunder to Purchaser, Purchaser will be the absolute owner of the Shares, free, clear, and discharged of and from any and all liens and encumbrances. As a result of the consummation of the transactions contemplated hereby and by the Common Stock Exchange Agreement the Purchaser will own eighty-one point four-six percent ( 81.46%) of the outstanding Common Stock of BVHI.

                  (d) REPRESENTATIONS AND WARRANTIES OF BVHI IN COMMON STOCK EXCHANGE AGREEMENT. Each representation and warranty of BVHI contained in the Common Stock Exchange Agreement is true and correct as of the date hereof and will be true and correct as of the Closings hereunder and thereunder and Seller hereby makes such representations and warranties to Purchaser to the same extent, and with the same effect, as BVHI made them to the Trust in the Common Stock Exchange Agreement.

                  (e) ACCURACY AND SURVIVAL OF REPRESENTATIONS. Each representation and warranty of Seller contained herein and all information furnished by Seller is true, correct and complete in all respects. All representations and warranties set forth above will be true, correct and complete in all respects on and as of the date of the transfer of the Shares by Seller to Purchaser, as if made on and as of such date and shall survive such transfer.

         5. LEGENDS AND RESTRICTIONS.

                  (a) LEGEND. Purchaser understands and agrees that the certificate(s) representing the Shares will bear legends substantially in the following form:

                  "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY AND IN GOOD FAITH SATISFACTORY TO THE ISSUER TO THE EFFECT THAT THE PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS."

                  (b) COMPLIANCE WITH APPLICABLE SECURITIES LAWS. The transfer of the Shares being purchased pursuant to this agreement is restricted by various federal and state securities laws. Therefore, the resale or transfer of the Shares by Purchaser shall only be made in compliance with all applicable securities laws. BVHI may refuse to register any transfer of Shares by Purchaser which BVHI reasonably and in good faith believes is not in compliance with the applicable securities laws or in violation of this Agreement. BVHI's right to do so shall survive any expiration or termination of this Agreement.

         6. INDEMNITY AGAINST LIABILITIES.

                  (a) SELLERS INDEMNIFICATION OF PURCHASER. Seller agrees to indemnify and hold harmless Purchaser, and its officers, directors, employees, counsel, and agents ("the Indemnitees") against and in respect of any and all losses, liabilities, damages, and expenses whatsoever, including legal fees, incurred in investigating, preparing, or defending against any litigation (whether or not involving a third party), commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation, as and when incurred, (i) arising out of, based upon, or in connection with any breach of any representation, warranty, covenant, or agreement of Seller contained in this Agreement or of BVHI contained in the Common Stock Exchange Agreement; or (ii) arising out of, based upon, or in connection with any and all claims relating to the business, properties, assets, and/or operations of the BVHI which arose prior to the Closing.

                  (b) STOCKHOLDER'S INDEMNIFICATION OF PURCHASER. By his execution of this Agreement Michael Godfree, controlling stockholder of APMSAFE.COM, INC., the Seller hereunder, hereby agrees to agrees to indemnify and hold harmless Purchaser, and its officers, directors, employees, counsel, and agents ("the Indemnitees") against and in respect of any and all losses, liabilities, damages, and expenses whatsoever, including legal fees, incurred in investigating, preparing, or defending against any litigation (whether or not involving a third party), commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation, as and when incurred, (i) arising out of, based upon, or in connection with any breach of any representation, warranty, covenant, or agreement of Seller contained in this Agreement or of BVHI contained in the Common Stock Exchange Agreement; or (ii) arising out of, based upon, or in connection with any and all claims relating to the business, properties, assets, and/or operations of the BVHI which arose prior to the Closing.

                  (c) DURATION OF INDEMNIFICATION. The indemnification provided in this Section 6 shall only apply to a claim, which is commenced or threatened within two years from the Closing Date.

         7. GENERAL PROVISIONS.

                  (a) NOTICES. Except as expressly provided herein, all notices, requests or other communications required hereunder shall be in writing and shall be given by personal delivery, international overnight courier service, or certified or registered mail, postage prepaid, return receipt requested, addressed to the respective party at the applicable address set forth herein, or to any party at such other addresses as shall be specified in writing by such party to the other parties in accordance with the terms and conditions of this Section. All notices, requests or communications shall be deemed effective upon personal delivery, or seven (7) days following deposit in the mail, or two (2) business days following deposit with any international overnight courier service.

         In order to be effective, any such Notice shall be given, as follows:

         To Seller:          Michael  Godfree, President
                             APMSafe.com, Inc.
                             95 North Arroyo Parkway
                             Pasadena, California 91103

         To Purchaser:       Anita G.Blankenship, Trustee
                             The Moarmoff Trust
                             2205 Timbercreek Trail
                             Flower Mound, TX 75028

Notice of change of address shall be given by written notice in the manner detailed in this paragraph. Rejection or other refusal to accept or the failure to deliver due to any change of address of which no notice was given shall not affect the time at which such notice shall be deemed to have been given and shall constitute receipt of such communication.

                  (b) JURISDICTION, VENUE AND GOVERNING LAW. This Agreement is being made, and performance is to be had, in the City of Dallas, State of Texas. This Agreement shall be governed by and construed and enforced in accordance with the laws of the United States of America and the State of Texas (regardless of choice of law principles of that jurisdiction or of any other jurisdiction). This Agreement shall be interpreted as if it had been jointly prepared by the parties and in the event of any ambiguity, the Agreement shall not be interpreted as if it had been prepared by any one party. Any action or proceeding arising in connection herewith shall be litigated in the state and federal courts located in Dallas, Texas, and each party hereby waives any right that such party may have to assert the doctrine of Forum Non Conveniens or to object to venue. The parties each hereby stipulate that the courts located in the City of Dallas, State of Texas, shall have exclusive personal jurisdiction and venue over each party for the purpose of litigating any such dispute, controversy or proceeding arising out of or related to this Agreement.

                  (c) AMENDMENTS; ENTIRE AGREEMENT. This is the entire agreement between the parties. There are no promises, conditions, covenants or terms which are not contained herein. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, heirs and permitted assigns. This Agreement may not be altered, modified, changed or canceled, except in a writing signed by all parties.

                  (d) VALIDITY. If any one or more of the provisions (or any part thereof) of this Agreement shall be held to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions (or any part thereof) shall not in any way be affected or impaired thereby.

                  (e) TIME OF ESSENCE; COOPERATION. Time is of the essence in the performance of the obligations of the parties in connection with this Agreement. All parties shall cooperate fully in carrying out the terms of this Agreement and shall prepare and execute all documents reasonably necessary to carry out the terms of this Agreement.

                       THIS SPACE DELIBERATELY LEFT BLANK

         IN WITNESS WHEREOF, each of the parties hereby executes this Agreement of the date first set forth above.


                                          APMSAFE.COM, INC. ("Seller")



Dated: July 18, 2003                      By: /s/ Michael Godfree
                                              ----------------------------------
                                              Michael Godfree, President




                                          MOARMOFF TRUST, AN INDIANA TRUST
                                          ("Purchaser")



Dated: July 18, 2003                      By: /s/ Anita G.Blankenship
                                              ----------------------------------
                                              Anita G. Blankenship, Sole Trustee


                                          MICHAEL GODFREE,
                                          IN HIS INDIVIDUAL CAPACITY

Dated: July 18, 2003                      /s/ Michael Godfree
                                          --------------------------------------